UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 7, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Quantum Fuel Systems Technologies Worldwide, Inc.

File No. 333-172630 - CF#26489

_____

Quantum Fuel Systems Technologies Worldwide, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on March 4, 2011.

Based on representations by Quantum Fuel Systems Technologies Worldwide, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.63   through March 27, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel